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100 F Street, N.E.
Washington, DC 20549	File No. 055206-0001

Re:	Entellus Medical, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted November 13, 2014
CIK No. 0001374128

Dear Ms. Ravitz:

On behalf of Entellus Medical, Inc. (the “Company”), set forth below are the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 (the “Registration Statement”). An electronic version of the amended version of the Registration Statement (the “Amendment”) has been concurrently filed with the Commission through its EDGAR system. The enclosed copy of the Amendment has been marked to reflect changes made to the Registration Statement.

Set forth below are the responses of the Company to the comments of the Staff’s letter to the Company, dated November 21, 2014, relating to the Registration Statement. For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold and italics herein. The Company has also provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in the Registration Statement.

Capitalization, page 43

1.	Please revise to include long-term debt in the total capitalization balance in the capitalization table since it is a component of your capitalization.

Response: In response to the Staff’s comment, the Company has revised the total capitalization balance in the capitalization table on page 43 of the Amendment to include long-term debt.

December 23, 2014

Results of Operations, page 52

2.	We note your statement in your response to prior comment 5 that the increase in your gross margin during the fiscal year ended December 31, 2013 was “primarily the result of increased volume.” It is unclear how this is consistent with your disclosure in the last sentence of the penultimate paragraph on page 53 of your prospectus. Please advise or revise your disclosure as appropriate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 53 of the Amendment to clarify that the increase in gross margin was primarily due to increased unit sales and changes in product sales mix, consistent with the disclosure explaining the change in revenue during the fiscal year ended December 31, 2013.

Other Expense, Net, page 53

3.	Please revise to change the reference in the first paragraph from six months ended to nine months ended September 30, 2013.

Response: In response to the Staff’s comment, the Company has changed this reference on page 53 of the Amendment from six months ended September 30, 2013 to nine months ended September 30, 2013.

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Additionally, set forth below is the supplemental response of the Company to Comment #4 of the Staff’s letter to the Company, dated November 3, 2014.

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company supplementally provides to the Staff under separate cover a copy of the slide presentation that has been used by the Company in meetings with potential investors in reliance on Section 5(d) of the Securities Act. No other written communications have been presented by the Company to potential investors in reliance on Section 5(d) of the Securities Act. If any additional such materials are prepared, published or distributed as permitted under the Jumpstart Our Business Startups Act in the future, the Company hereby undertakes to provide such materials to the Staff on a supplemental basis.

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December 23, 2014

Any comments or questions regarding the foregoing should be directed to the undersigned at +1.714.755.8181. Thank you in advance for your cooperation in connection with this matter.

Very truly yours,

/s/ B. Shayne Kennedy

B. Shayne Kennedy, Esq.

of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Brian E. Farley, Entellus Medical, Inc.

Robert S. White, Entellus Medical, Inc.

Thomas E. Griffin, Entellus Medical, Inc.